SilverCrest Announces Additional El Picacho Drill Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - April 13, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional results from its initial drill program at its El Picacho Property ("Picacho" or the "Property") located near Bacoachi, Sonora, Mexico. Picacho is located approximately 85 km by road northeast of the Company's Las Chispas project along a predominantly paved highway.

Drill results reported in this release are from 56,780 metres (247 drill holes) targeting the Picacho Zone which now includes five adjacent and subparallel epithermal veins including; the Picacho Main Vein ("Picacho Main" with historic resource), Picacho Hanging Wall Vein ("Picacho HW", see news release dated February 24, 2021), Picacho Hanging Wall 2 Vein ("Picacho HW2", new discovery), Picacho Hanging Wall 3 Vein ("Picacho HW3", new discovery) and Picacho Footwall Vein ("Picacho FW", new discovery) (see Tables below and attached Figures).

Highlights:

  Initial Drilling of Historic Resource Completed, Expansion at Picacho Zone - A total of 68,200 metres (289 drill holes) at the Picacho Zone have been drilled to date including holes reported in a news release dated February 24, 2021. The focus of drilling was to better understand, redefine and potentially expand the Picacho Main Vein historic unverified resource1 of 7.8 million ounces silver equivalent ("AgEq"2) grading 8.50 grams per tonne ("gpt") gold ("Au") and 40.0 gpt silver ("Ag"), or 677 gpt AgEq. Overall, the Picacho Main and Picacho HW veins have expanded, and new vein discoveries are being reported within the Picacho Zone.
  Picacho Main Vein Primary Focus of Drilling - Picacho Main Vein results, within a footprint of greater than 150 gpt AgEq ("Footprint"), are reported in this release. The average grade of these results is 5.42 gpt Au and 23.9 gpt Ag, or 431 gpt AgEq with an average estimated true width ("ETW") of 2.4 metres.  Drilling in the Picacho Main Vein remains shallow with a maximum vertical drilled depth of approximately 300 metres and an approximate vein strike length of 550 metres. Drill spacing in the Footprint averages 35 metres.
  New Vein Discoveries - While drilling the Picacho Main and Picacho HW veins, three new adjacent vein discoveries were intercepted. The cumulative strike length, within the defined Footprint for these veins, is approximately 400 metres. Overall, these veins average 7.47 gpt Au and 30.3 gpt Ag, or 591 gpt AgEq with an average true width of 0.9 metres.
  Early-Stage Exploration, Drilling Continues - Currently less than 30% of the Property has had any mapping or sampling completed. Ongoing mapping, sampling, underground surveying of historical workings, target generation and geophysical interpretation continues as part of an early-stage exploration strategy. Two drills are expected to be active at Picacho throughout Q2, 2022.

1 Historic Resource Qualification: Picacho Main Vein has a historic unverified mineral resource estimate reported in 2010 (Wheatley, 2010) using 14 drill holes, underground channel sampling results and a polygonal estimation method. The reported estimate had 364,381 tonnes grading 8.54 gpt Au and 40.38 gpt Ag, or 100,060 ounces of Au and 473,052 ounces of Ag using a 1 gpt Au cutoff. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves. The Company is not treating this information as current mineral resources or reserves, has not verified this information and is not relying on it. The Company plans on using the historical drilling and estimates to help guide its exploratory drilling work.

2 AgEq based on 75(Ag):1(Au) calculated using long-term silver and gold prices of US$20 per ounce silver and US$1,500 per ounce gold.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "We are encouraged by our findings in the early days of exploration at Picacho.  Our initial drill program at the Property was focused on leveraging historic work to efficiently allocate our capital. This work program was successful in gathering significant information pertaining to the historic resource, expanding the Footprint, and highlighting the potential for further growth. Our objective is to delineate an initial mineral resource estimate and, while work remains to achieve this objective, we are encouraged by the initial results at Picacho. We are excited to continue with our strategy of finding high value, lower risk targets with modest hurdle rates for success."

Picacho was a historic gold and silver producer, with the first noted production in late 1800s with grades greater than 15 gpt gold (Bird, 1904). The Property was purchased by the Company in August 2020 for a total consideration of US$2.4 million, including government back taxes, for 100% ownership in 11 mining concessions totaling approximately 7,060 hectares.

Mineralization at Picacho is hosted within multiple low-sulphidation epithermal veins which include banded quartz, quartz-calcite breccia, quartz and calcite stockwork, and structures with pyrite, argentite, minor chalcopyrite and minor sphalerite being the predominant sulphide minerals. Initial drilling at the Property suggests the Picacho Zone is a gold dominant system with geological similarities to nearby Las Chispas and Santa Elena (discovered, developed and operated by the Company's predecessor, SilverCrest Mines, until late 2015).

Drilling to date at the Picacho Zone has expanded the mineralized footprint of the previous historic unverified resource in the Picacho Main Vein and defined a cumulative mineralized footprint of approximately 950 metres along vein strike and a maximum of approximately 300 metres down vein dip from surface. Mapping, sampling and drilling suggest there is potential for the strike length to be extended further with the veins remaining open to the northwest, southeast and down dip. Besides the Picacho Main Vein, the most continuous vein is the Picacho HW Vein. The new veins, including Picacho HW2, Picacho HW3 and Picacho FW, have not been primary targets of drilling to date.

A more detailed summary of the results for this release are presented below (see Figures) and are in addition to those previously released on February 24, 2021. Results remain outstanding for an additional 27,500 metres of drilling at other veins at Picacho.

  Picacho Main Vein
    Measures 550 metres along strike, averages 300 metres to depth with an average grade (uncut, undiluted), reported today, of 5.42 gpt Au and 23.9 gpt Ag, or 431 gpt AgEq with an ETW of 2.4 metres. The most significant drill intercept being reported today is hole PI21-195 at 3.7 metres of ETW grading 20.86 gpt Au and 72.9 gpt Ag, or 1,638 gpt AgEq.
    Considering all drilling to date, Picacho Main has an average grade of 6.19 gpt Au and 31.8 gpt Ag, or 497 gpt AgEq and an ETW of 2.7 metres.
  Picacho Hanging Wall Vein
    Measures 500 metres along strike, averages 200 metres to depth with an average grade, (uncut, undiluted) reported today of 4.38 gpt Au and 37.6 gpt Ag, or 366 gpt AgEq with an ETW of 1.5 metres. The most significant drill intercept is hole PI21-153 at 1.3 metres of ETW grading 42.3 gpt Au and 542.0 gpt Ag, or 3,714 gpt AgEq.
  Picacho Hanging Wall 2 Vein
    Measures 200 metres along strike, averages 135 metres to depth with an average grade (uncut, undiluted), reported to date, of 6.32 gpt Au and 46.1 gpt Ag, or 520 gpt AgEq with an ETW of 0.8 metres. The most significant drill intercept is hole PI21-50 at 2.8 metres of ETW grading 11.9 gpt Au and 21.1 gpt Ag, or 912 gpt AgEq.
  Picacho Hanging Wall 3 Vein
    Measures 80 metres along strike, averages 100 metres to depth with an average grade (uncut, undiluted), reported to date, of 5.88 gpt Au and 8.7 gpt Ag, or 450 gpt AgEq with an ETW of 0.5 metres. The most significant drill intercept is hole PI21-182 at 0.8 metres of ETW grading 10.71 gpt Au and 7 gpt Ag, or 810 gpt AgEq.
  Picacho Footwall Vein
    Measures 100 metres along strike, averages 175 metres to depth with an average grade (uncut, undiluted), reported to date, of 9.45 gpt Au and 16.1 gpt Ag, or 725 gpt AgEq with an ETW of 1.3 metres. The most significant drill intercept is hole PI22-285 at 1.7 metres of ETW grading 37.09 gpt Au and 32.5 gpt Ag, or 2,815 gpt AgEq.

Drill intercept highlights from the program that are reported in this release are tabulated below. All grades are reported as uncapped and undiluted and based on a 150 gpt AgEq cut-off grade. This cut-off grade is used to evaluate exploration targets in the initial stages of work and may differ from the cut-off grade used for future resource estimations. The same drill hole number may be shown for different veins based on the same hole intercepting multiple veins.

Picacho Main
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Estimated True Width (m)	Au gpt	Ag gpt	AgEq gpt*
PI21-043	134.9	137.1	2.2	1.7	4.37	10.9	339
PI21-045	148.1	150.6	2.6	2.0	3.95	10.9	307
PI21-049	293.4	299.2	5.7	4.6	2.88	9.4	225
PI21-052	76.9	81.4	4.5	3.6	6.47	111.9	597
Includes	79.1	80.4	1.4	1.1	14.35	277.0	1,353
PI21-061	180.7	182.9	2.2	1.7	2.24	15.1	183
PI21-065	196.7	198.0	1.4	1.1	5.88	4.8	446
PI21-066	284.8	285.4	0.6	0.5	6.04	7.9	461
PI21-076	369.6	370.7	1.1	0.9	3.20	11.1	251

PI21-102	178.5	186.6	8.2	6.5	5.02	7.8	384
PI21-103	128.0	148.7	20.8	16.6	3.00	4.0	229
PI21-105	155.0	159.9	4.9	3.9	2.86	16.2	231
PI21-106	161.8	162.7	0.9	0.7	2.23	59.8	227
PI21-109	131.9	133.4	1.5	1.2	5.11	12.9	396
PI21-110	139.5	144.1	4.5	3.6	5.28	7.3	403
PI21-112	169.5	175.8	6.3	5.1	1.96	7.9	155
PI21-114	152.2	154.0	1.8	1.4	4.86	7.0	372
PI21-116	179.5	181.4	1.9	1.5	2.79	14.3	223
PI21-117	150.9	160.5	9.6	7.7	3.44	13.8	272
PI21-119	180.3	181.8	1.4	1.2	4.63	6.5	354
PI21-122	70.5	71.3	0.8	0.6	2.61	18.4	214
PI21-124	88.8	89.8	1.0	0.8	3.86	4.5	294
PI21-127	183.5	184.7	1.2	1.0	2.12	31.3	190
PI21-129	199.2	199.8	0.6	0.4	2.24	2.1	170
PI21-131	224.9	225.8	0.9	0.7	3.71	22.2	300
PI21-134	197.6	200.0	2.4	1.9	1.80	24.9	160
PI21-136	83.0	83.6	0.6	0.5	2.04	15.7	169
PI21-137	162.8	164.2	1.4	1.1	3.90	2.9	295
PI21-138	118.2	118.9	0.7	0.5	2.69	9.1	211
PI21-139	146.5	151.0	4.5	3.6	3.45	29.9	289
PI21-140	114.7	119.5	4.9	3.9	4.95	25.8	397
PI21-142	111.4	113.1	1.7	1.4	11.41	30.0	886
PI21-143	190.8	193.9	3.1	2.5	1.88	44.5	185
PI21-144	93.3	97.3	4.0	3.2	10.40	37.3	817
Includes	95.1	96.1	1.0	0.8	26.80	63.7	2,074
PI21-145	107.1	110.8	3.7	2.9	2.30	11.5	184
PI21-146	177.3	179.4	2.1	1.7	2.06	50.1	205
PI21-150	78.5	79.1	0.6	0.5	2.65	16.5	215
PI21-151	60.1	64.3	4.2	3.4	2.88	12.8	229
PI21-154	59.5	61.1	1.6	1.3	7.06	18.5	548
PI21-155	113.4	118.9	5.5	4.4	2.68	29.2	231
PI21-156	306.7	312.0	5.4	4.3	10.18	19.5	783
Includes	309.9	311.4	1.5	1.2	23.70	26.8	1,804
PI21-161	87.9	90.1	2.2	1.8	2.21	6.3	172
PI21-162	205.8	206.7	0.9	0.7	4.35	2.0	328
PI21-163	51.6	59.9	8.3	6.6	8.32	30.1	654
Includes	52.8	55.4	2.6	2.0	13.79	56.3	1,091
PI21-168	335.3	336.2	0.9	0.7	9.97	10.6	758
PI21-174	48.6	51.6	3.1	2.4	4.98	36.2	410
PI21-175	193.2	194.5	1.3	1.1	4.06	1.3	306
PI21-176	352.7	353.5	0.8	0.7	2.47	26.8	212
PI21-177	297.8	301.5	3.7	2.9	5.15	16.2	403
PI21-183	151.9	152.6	0.7	0.6	2.17	2.7	165
PI21-188	113.6	116.4	2.8	2.3	14.16	30.4	1,092
PI21-194	175.7	176.3	0.6	0.4	2.74	4.8	210
PI21-195	218.4	223.1	4.7	3.7	20.86	72.9	1,638
Includes	219.2	219.9	0.7	0.6	42.10	129.0	3,286
PI21-196	255.4	256.0	0.6	0.4	1.40	76.7	182

PI21-197	174.2	174.9	0.7	0.6	4.15	0.9	312
PI21-200	142.8	144.8	2.0	1.6	2.70	19.7	222
PI21-205	256.7	257.3	0.6	0.5	10.10	3.8	761
PI21-215	243.1	247.0	3.9	3.1	8.74	35.6	691
Includes	244.5	245.4	0.9	0.7	17.70	92.2	1,420
PI21-218	101.5	107.0	5.5	4.4	2.49	9.6	196
PI21-221	109.0	115.5	6.6	5.3	3.20	15.4	255
PI21-223	229.5	231.3	1.8	1.4	2.45	1.5	185
PI21-224	46.5	49.4	3.0	2.4	4.92	16.9	386
PI21-226	352.2	353.1	1.0	0.8	2.87	47.9	263
PI21-236	54.1	58.8	4.7	3.7	2.59	26.7	221
PI21-238	100.3	102.0	1.7	1.4	2.26	10.4	180
PI21-243	226.4	230.1	3.7	3.0	10.47	30.6	816
Includes	226.4	227.3	0.9	0.7	29.50	54.1	2,267
PI21-245	214.8	215.5	0.7	0.5	3.89	12.9	305
PI21-247	207.4	210.8	3.4	2.7	3.63	20.7	293
PI21-249	224.4	225.6	1.2	0.9	2.28	12.5	183
PI21-250	174.5	175.1	0.6	0.5	58.30	85.8	4,458
PI21-251	242.9	246.1	3.2	2.6	18.66	213.8	1,613
Includes	244.6	245.1	0.6	0.5	37.30	244.0	3,041
PI21-254	212.3	221.0	8.7	6.9	2.39	34.9	214
PI21-258	116.6	124.1	7.5	6.0	11.35	51.6	903
Includes	116.6	117.6	1.1	0.9	40.70	249	3,302
PI22-260	116.7	132.4	15.7	12.6	4.66	8.0	358
Includes	119.7	120.2	0.5	0.4	13.35	14.3	1,016
PI22-261	133.6	135.4	1.7	1.4	4.83	9.7	372
PI22-262	171.3	172.2	0.9	0.7	2.13	3.5	163
PI22-263	101.6	103.8	2.2	1.7	3.15	12.8	249
PI22-265	231.2	232.4	1.2	0.9	2.44	8.2	191
PI22-269	212.3	215.8	3.5	2.8	1.94	13.4	159
PI22-270	70.8	72.3	1.6	1.3	2.63	6.4	204
PI22-272	52.0	56.0	4.0	3.2	21.07	47.1	1,627
Includes	54.0	54.8	0.8	0.7	44.5	102.0	3,440
PI22-274	230.8	234.0	3.3	2.6	4.71	9.8	363
PI22-279	73.3	73.8	0.5	0.4	5.89	42.7	484
PI22-280	46.7	47.8	1.1	0.9	1.95	4.5	151
PI22-284	70.8	71.5	0.7	0.6	3.54	21.5	287
PI22-285	88.1	88.6	0.6	0.5	30.90	166.0	2,483
PI22-286	147.0	148.4	1.4	1.2	2.88	19.9	236
Weighted Average			3.0	2.4	5.42	23.9	431

Picacho HW
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Estimated True Width (m)	Au gpt	Ag gpt	AgEq gpt*
PI21-046	93.6	94.1	0.5	0.4	3.49	7.3	269
PI21-050	117.7	119.5	1.8	1.4	13.56	344.3	1,361
Includes	117.7	118.8	1.1	0.9	17.20	555.0	1,845

PI21-056	291.5	292.2	0.7	0.6	1.56	100.0	217
PI21-061	171.2	172.2	1.0	0.8	2.47	2.4	188
PI21-078	224.6	225.2	0.6	0.5	3.17	54.3	292
PI21-102	172.1	173.1	1.0	0.8	2.95	7.1	228
PI21-103	122.1	125.6	3.5	2.8	3.49	5.5	267
PI21-105	150.5	151.1	0.6	0.4	2.65	2.7	201
PI21-106	144.4	145.4	1.0	0.8	9.11	238.0	921
PI21-116	170.5	171.1	0.6	0.5	5.28	25.7	422
PI21-119	171.6	172.3	0.7	0.5	2.38	11.3	190
PI21-120	156.5	167.0	10.5	8.4	2.64	7.9	206
PI21-121	6.9	8.7	1.8	1.5	5.09	25.9	408
PI21-122	63.8	65.5	1.7	1.4	3.19	5.2	244
PI21-124	82.2	82.9	0.7	0.6	2.52	7.0	196
PI21-135	142.6	151.2	8.6	6.9	2.24	12.4	180
PI21-136	74.0	75.5	1.5	1.2	1.88	16.2	157
PI21-137	153.1	154.7	1.6	1.2	2.39	6.8	186
PI21-138	106.9	109.7	2.8	2.2	3.99	6.9	306
PI21-142	95.8	96.9	1.1	0.9	3.69	90.0	367
PI21-143	181.8	186.5	4.7	3.8	2.90	29.4	247
PI21-144	89.7	90.4	0.6	0.5	4.17	36.0	349
PI21-146	174.5	175.5	1.0	0.8	1.96	30.1	177
PI21-150	70.5	71.2	0.7	0.6	2.42	7.1	189
PI21-153	308.6	310.2	1.6	1.3	42.3	542.0	3,714
PI21-155	98.5	99.3	0.7	0.6	4.24	67.3	385
PI21-159	101.6	102.9	1.3	1.0	2.28	7.0	178
PI21-161	73.9	75.4	1.5	1.2	3.60	8.9	279
PI21-163	45.7	46.5	0.8	0.6	3.92	126.0	420
PI21-168	330.2	333.2	3.0	2.4	3.01	30.9	257
PI21-169	273.4	273.9	0.5	0.4	3.99	79.0	378
PI21-170	13.0	15.0	2.0	1.6	3.00	23.8	249
PI21-174	44.1	44.6	0.5	0.4	4.44	10.0	343
PI21-183	143.7	148.2	4.5	3.6	2.77	21.4	229
PI21-189	172.8	173.9	1.2	0.9	2.36	2.5	179
PI21-193	83.4	83.9	0.5	0.4	5.42	48.2	455
PI21-195	209.0	210.0	1.0	0.8	9.83	40.7	778
PI21-197	119.4	120.1	0.7	0.6	2.15	2.0	163
PI21-205	205.2	208.9	3.6	2.9	3.57	115.2	383
PI21-209	63.8	66.5	2.7	2.2	4.02	11.2	313
PI21-211	76.0	77.3	1.3	1.0	3.72	17.3	297
PI21-214	108.6	109.5	0.9	0.8	4.56	13.4	355
PI21-218	97.6	99.2	1.6	1.2	3.04	17.6	246
PI21-221	104.5	105.1	0.6	0.5	1.72	24.3	153
PI21-222	197.7	200.0	2.4	1.9	5.75	38.8	470
PI21-226	337.8	338.6	0.8	0.6	14.50	274.0	1,362
PI21-227	113.7	115.2	1.6	1.3	3.92	15.9	310
PI21-229	47.1	47.9	0.8	0.6	2.73	19.6	224
PI21-231	72.6	74.3	1.7	1.4	4.92	20.2	389
PI21-233	58.7	59.9	1.2	0.9	2.07	38.7	194
PI21-236	34.2	39.7	5.6	4.4	6.27	39.0	509

PI21-242	67.2	68.0	0.9	0.7	1.77	34.6	167
PI21-243	222.4	223.3	0.9	0.7	1.43	56.8	164
PI21-248	112.6	114.1	1.5	1.2	1.71	66.6	195
PI21-252	81.6	86.1	4.6	3.6	2.65	8.0	206
PI21-253	132.8	133.5	0.7	0.6	2.95	3.9	225
PI21-257	228.3	230.8	2.5	2.0	2.59	5.7	200
PI22-260	105.4	106.1	0.7	0.5	4.83	7.8	370
PI22-263	98.2	98.8	0.6	0.4	3.61	9.5	280
PI22-264	184.0	189.7	5.7	4.6	4.28	15.3	336
PI22-265	202.1	204.5	2.4	1.9	2.60	10.1	205
PI22-266	56.8	57.8	1.1	0.8	3.45	12.6	271
PI22-270	54.5	58.2	3.7	3.0	3.60	8.3	278
PI22-275	30.8	35.3	4.5	3.6	11.46	36.4	896
Includes	33.3	35.3	2.0	1.6	23.10	32.5	1,765
PI22-276	78.2	79.2	1.0	0.8	7.22	28.0	569
PI22-277	155.0	156.0	1.0	0.8	3.36	21.6	274
PI22-278	64.7	66.3	1.6	1.3	2.41	27.2	208
PI22-280	44.3	45.3	1.1	0.9	2.33	24.7	199
PI22-281	21.3	26.0	4.8	3.8	4.06	15.7	320
PI22-282	21.5	22.6	1.2	0.9	1.71	44.2	172
PI22-287	149.2	149.8	0.6	0.5	4.80	70.9	431
Weighted Average			1.9	1.5	4.38	37.6	366

Picacho HW2
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Estimated True Width (m)	Au gpt	Ag gpt	AgEq gpt*
PI21-050	103.0	106.5	3.5	2.8	11.88	21.1	912
Includes	105.7	107.0	1.3	1.0	36.66	91.1	2,841
PI21-063	177.7	178.4	0.7	0.5	10.95	12.6	834
PI21-102	153.5	154.2	0.8	0.6	6.95	15.4	537
PI21-103	114.5	115.0	0.6	0.4	3.38	31.9	285
PI21-105	141.9	142.4	0.6	0.4	2.02	0.8	152
PI21-109	104.1	104.6	0.5	0.4	5.45	55.8	465
PI21-127	164.4	165.0	0.7	0.5	4.17	26.7	339
PI21-146	169.3	170.0	0.7	0.6	3.97	16.5	314
PI21-155	88.8	89.3	0.5	0.4	1.93	7.1	152
PI21-207	59.6	60.5	1.0	0.8	0.13	356	366
PI21-213	91.9	93.2	1.2	1.0	15.40	13.7	1,169
PI21-216	13.2	14.8	1.6	1.3	2.57	28.3	221
PI21-242	62.0	63.1	1.1	0.9	2.49	31.7	218
PI21-248	102.1	102.6	0.5	0.4	1.80	86.8	222
PI22-270	50.1	50.7	0.6	0.5	3.72	3.0	282
PI22-277	148.7	150.5	1.8	1.5	4.96	59.8	431
PI22-287	145.0	145.5	0.5	0.4	2.53	16.6	206
Weighted Average			1.0	0.8	6.32	46.1	520

Picacho HW3
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Estimated True Width (m)	Au gpt	Ag gpt	AgEq gpt*
PI21-110	110.2	110.8	0.6	0.5	3.73	7.0	287
PI21-132	143.7	144.2	0.5	0.4	10.05	4.7	758
PI21-161	53.7	54.4	0.7	0.6	2.20	14.6	180
PI21-182	82.7	83.7	1.0	0.8	10.71	7.0	810
Includes	83.2	83.7	0.5	0.4	17.95	12.5	1,359
PI21-237	204.3	204.8	0.5	0.4	2.85	4.2	218
PI22-270	45.5	46.0	0.5	0.4	2.80	14.2	224
Weighted Average			0.6	0.5	5.88	8.7	450

Picacho FW
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Estimated True Width (m)	Au gpt	Ag gpt	AgEq gpt*
PI21-043	165.7	167.7	2.1	1.6	8.21	17.3	633
PI21-107	41.6	42.4	0.8	0.6	2.45	1.9	186
PI21-140	126.9	128.5	1.6	1.3	2.49	22.3	209
PI21-186	165.4	166.0	0.6	0.5	3.78	21.7	305
PI21-209	163.1	163.8	0.7	0.5	3.73	25.8	306
PI21-258	137.9	141.5	3.6	2.8	2.75	8.7	215
PI22-266	96.0	97.4	1.5	1.2	3.05	3.1	232
PI22-285	116.7	118.8	2.2	1.7	37.09	32.5	2,815
Weighted Average			1.6	1.3	9.45	16.1	725

Notes:

All numbers are rounded.

Cut-off grade (COG) of 150 gpt AgEq is applied.

ETW is an estimated 80% of drilled intercept width.

AgEq based on 75(Ag):1(Au) calculated using long-term silver and gold prices of US$20 per ounce silver and US$1,500 per ounce gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

The drill results also include that intercepted vein but were below the 150 gpt AgEq cut-off:  PI21-44, PI21-47, PI21-48,  PI21-51, PI21-53 to PI21-55, PI21-57, PI21-58 to PI21-60, PI21-62, PI21-64, PI21-67 to PI21-75, PI21-77, PI21-79 PI21-80 to PI21-101, PI21-104, PI21-108, PI21-111, PI21-113, PI21-115, PI21-118, PI21-123, PI21-125, PI21-126, PI21-128, PI21-130, PI21-133, PI21-141, PI21-147 to PI21-149, PI21-152, PI21-157, PI21-158, PI21-160, PI21-164 to PI21-167, PI21-171 to PI21-173, PI21-178 to PI21-180, PI21-181, PI21-184, PI21-185, PI21-187, PI21-189 to PI21-192, PI21-198, PI21-199, PI21-201 to PI21-204, PI21-206, PI21-208, PI21-210, PI21-212, PI21-217, PI21-219, PI21-220, PI21-225, PI21-228, PI21-230, PI21-232, PI21-234, PI21-235, PI21-239 to PI21-241, PI21-244, PI21-246, PI21-255, PI21-256, PI22-259, PI22-267, PI22-268 PI22-271, PI22-273, PI22-283, PI22-288, PI22-289.

2022 Picacho Program

The H1, 2022 exploration focus at Picacho is to map and sample unexplored areas and generate new drill targets.  SilverCrest currently has two drill rigs operating at Picacho. Plans for the H2, 2022 exploration program will be determined as results are received and evaluated from the H1, 2022 program.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Start-up of processing at the Las Chispas Mine is targeted in Q2, 2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at El Picacho Property, estimates of mineralization and plans for future exploration work, and the start-up of processing at the Las Chispas Mine in Q2, 2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information:
N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

El Picacho Property - Plan Map April 2022

585000
586000
587000
588000
589000
590000
Open
LA PUERTA VEIN
Open
Open
A'
Initial Target
~1.2 Km Vein Strike
~300m Height
A
ROSITA VEIN
EL PICACHO VEIN
LA CAIDA VEIN
CORE SHACK VEIN
DOS AMIGOS 2 VEIN NW EXTENSION
Open
DOS AMIGOS 3 VEIN
DOS AMIGOS 2 VEIN
DOS AMIGOS 2 VEIN
LA SORPRESA VEIN
DOS AMIGOS 1 VEIN
BASAITEGUI VEIN
Open
Picacho Caldera Ring Structure
Open
LA VERDE VEIN
PICACHO DOS
TO LAS

1
2
3
4
5
Legend (March 2022)
Veins:
1. Picacho Main
2. Picacho HW
3. Picacho HW 2
4. Picacho HW 3
5. Picacho FW
Underground Workings

Open
Open
PI-21-101
PI-21-100
PI-21-099
A
C´
D´
PI-21-097
RO-21-004
ROSITA VEIN
PI-21-031
B
Open
B´
A´
EL PICACHO VEIN
C
D
Open

UNITED STATES
Los Angeles
San Diego
El Paso
Hermosillo
Property Location
Chihuahua
Durango
Gulf of Mexico
MEXICO
Pacific Ocean
Mexico City
Veracruz

SilverCrest METALS

Long Section (Inclined) of El Picacho Main Vein Looking Northeast

A
A´
~550m
~1,200m
C
C'
D
D'
1,350 masl
1,250 masl
1,150 masl
316gpt
331gpt
215gpt
1,458gpt
E-W Intersection
Structural Intersection
Structural Intersection
Open
Open
Open
Open
Open
Open
Open
Open
Historic Resource Area (approximate)
"Don Julian" Ramp
PI-272 3.16@1,627
PI-285 0.45@2,483
PI-144 3.17@817
PI-142 1.36@886
PI-258 6.01@903
PI-195 3.72@1,638
PI-243 2.96@816
PI-251 2.57@1,613
PI-250 0.46@4,458
PI-188 2.25@1,092
Legend (April 2022)
Current NR:
NR Reported DH >150 gpt AgEq*
NR Reported DH <150 gpt AgEq*
>500 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Mineralization <150 gpt AgEq*
Surface sample
Previously Released:
Completed DH >150 gpt AgEq*
Completed DH <150 gpt AgEq*
>500 gpt AgEq*
Surveyed UG Workings
PI-188 2.25@1,092
Drill hole #, Drilled Intercept(ETW)m@gpt AgEq
(Top 10 only)

SilverCrest METALS

0m 150m 300m

PI21-251: 2.57m @ 18.66 gpt Au and 213.8 gpt Ag, or 1,613 gpt AgEq*

C
C'
Picacho System 3D Looking SE
Picacho FW
UG Works
Picacho Main
Picacho HW
Picacho HW 3
Picacho HW 2
100m
Transparent shape indicates vein structure
Solid shape indicates mineralization >150AgEq*

Long Section (Inclined) of El Picacho HW Vein Looking Northeast

B
B´
~700m
E-W Intersection
C
D
C'
D'
1350 masl
1250 masl
1150 masl
Open
PI-236
4.44@509
PI-275
3.56@896
PI-276
0.78@569
319gpt
622gpt
250gpt
PI-50
1.44@1,361
PI-193
0.40@455
PI-106
0.80@921
PI-222
1.88@470
PI-195
0.80@778
PI-226
0.64@1,362
PI-153
1.31@3,714
Structural Intersection

Legend (April 2022)

Current NR:

- NR Reported DH >150 gpt AgEq*
- NR Reported DH <150 gpt AgEq*
- >500 gpt AgEq* in NR
- Currently Drilling
- Proposed DH
- Assays Pending
- Mineralization <150 gpt AgEq*
- Surface sample

Previously Released:

- Completed DH >150 gpt AgEq*
- Completed DH <150 gpt AgEq*
- >500 gpt AgEq*
- Surveyed UG Workings

PI-236 4.44@509 — Drill hole #, Drilled Intercept(ETW)m@gpt AgEq (Top 10 only)

SilverCrest METALS

0m 150m 300m

PI21-153: 1.31m @ 42.30 gpt Au and 542.0 gpt Ag, or 3,714 gpt AgEq*

D
D'
Picacho System 3D Looking SE
Picacho FW
Picacho Main
UG Works
Picacho HW 2
Picacho HW
100m
Transparent shape indicates vein structure
Solid shape indicates mineralization >150AgEq*